5321 Corporate Boulevard

Baton Rouge, LA 70808

August 19, 2014

BY EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention: Sonia Barros, Assistant Director

Re:	Lamar Media Corp.

Registration Statement on Form S-4

Filed July 16, 2014

File No. 333-197460

Dear Ms. Barros:

This letter is submitted on behalf of Lamar Media Corp. (“Lamar Media” or the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Registration Statement on Form S-4 (File No. 333-197460) filed with the Commission on July 16, 2014 (the “Registration Statement”). Such comments are set forth in the letter dated August 4, 2014 to Keith Istre, Chief Financial Officer of Lamar Media and incorporate by reference comments in the letter dated July 25, 2014 (the “Comment Letter”), which set forth the Staff’s comments on the Form S-4 (File No. 333-197084) filed by Lamar Advertising REIT Company and the annual report on Form 10-K for the year ended December 31, 2013 (File No. 000-30242) of Lamar Advertising Company (“Lamar”). The Company is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s comments. Lamar Media will separately deliver to you a copy of Amendment No. 1, marked to show changes from the Registration Statement.

For reference purposes, the Staff’s numbered comments have been reproduced in italics herein with responses immediately following each comment. Please note that the Company has not included responses to comments 1, 3, 4, 9, 10, 11 and 18 included in the Comment Letter below as they do not apply to the Registration Statement. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.

Securities and Exchange Commission

August 19, 2014

Form S-4 for Lamar Advertising REIT Company

General

1.	Please tell us why you have not registered the Series AA preferred stock to be issued in the merger.

RESPONSE: N/A

2.	Please provide Schedule III in compliance with Rule 5-04 of Regulation S-X or tell us why Schedule III is not required. Please confirm, if appropriate, that management will include Schedule III in future periodic reporting.

RESPONSE:

In response to the Staff’s comment, we note that Lamar intends to elect REIT status effective for the year beginning January 1, 2014 and, although Lamar undertook an internal corporate restructuring during the course of 2013 and the early part of 2014 so that it would be in compliance with certain REIT qualification requirements for the 2014 taxable year, it did not elect REIT status for the year ended December 31, 2013. As a result, Lamar did not include Schedule III with its Form 10-K for the year ended December 31, 2013, as it did not believe it was applicable or required for the year ended December 31, 2013. Since Lamar intends to elect REIT status for the year beginning January 1, 2014, Lamar plans to include a Schedule III with its Form 10-K for the year ending December 31, 2014 and future periods as applicable.

Prospectus Cover Page

3.	Please revise your Commission legend on the prospectus cover page to state that neither the Securities and Exchange Commission nor any state securities commission has passed upon the accuracy or adequacy of the disclosures in the prospectus. Please refer to Item 501(b)(7) of Regulation S-K.

RESPONSE: N/A

Securities and Exchange Commission

August 19, 2014

Questions and Answers About the REIT Conversion and the Merger, page 1

Q. What will holders of Lamar Advertising common stock receive..., page 4

4.	We note your disclosure that holders of Class A common stock will have the right to receive a number of shares of Lamar REIT Class A common stock, equal to, and in exchange for the number of shares of Class A common stock that the holder then owns. We note that the same terms exist for holders of Class B common stock and Series AA Preferred Stock. Please revise to disclose if shareholders of Lamar Advertising will continue to hold the same percentage of shares in Lamar REIT post-merger.

RESPONSE: N/A

Risk Factors, page 24

Covenants specified in our existing senior credit facility and any future credit facilities and our debt instruments may limit our ability to make required REIT distributions, page 26

5.	We note your disclosure that the senior facility and the indentures relating to Lamar Media’s outstanding notes contain certain covenants that could limit your ability to make distributions to your shareholders. Please expand your disclosure under this heading to describe the covenants to which you refer in greater detail.

RESPONSE:

In response to the Staff’s comment, the Company has revised the risk factor on page 29 to describe the covenants that could limit Lamar’s ability to make distributions to its stockholders.

Our Business, page 55

6.	We note your disclosure on page 17 of Lamar Advertising Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 that you own approximately 6,900 parcels of property beneath your outdoor advertising structures and that you lease approximately 75,900 sites. Please revise your registration statement to provide a geographic breakdown of the regions in which the parcels of land that you own are located. Please provide similar disclosure for the 75,900 parcels that you lease. Please include similar disclosure in future applicable Exchange Act periodic reports.

Securities and Exchange Commission

August 19, 2014

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 62. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

7.	With respect to the 75,900 outdoor sites that you lease, please revise your disclosure to clarify your rights and obligations, including whether your lease agreements solely cover your ability to use the land to post signage and whether you lease the entire parcel of land such that you are responsible for maintaining the grounds of the outdoor sites. Please also explain what you mean by “active” outdoor sites. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on page 62 to clarify the general rights and obligations of the Company under its leases. The reference to “active” sites has been removed; the sites noted reflect all current leased premises. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

8.	Please expand your disclosure to describe in greater detail the nature of your transit advertising contracts, including the terms of such contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has expanded the disclosure on pages 57 and 58 with regard to its transit advertising contracts. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

Pro Forma Financial Information, pages 67 to 72

9.	Please tell us whether any one-time transaction costs have been recorded in the historical financial statements. If so, please adjust your pro forma statements of operations to remove the one-time transaction costs already incurred within the historical financial statements.

RESPONSE: N/A

Securities and Exchange Commission

August 19, 2014

(A) Non-REIT Earnings and Profits Distribution, page 71

10.	Please disclose how the $40 million E&P distribution adjustment is accounted for and how management estimated the amount.

RESPONSE: N/A

(D) Deferred Taxes, page 71

11.	Please tell us why the supporting table on page 72 totals to ($114,900) which does not agree to the net deferred assets and liabilities of $116.8 million disclosed on page 71.

RESPONSE: N/A

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 78

12.	Please tell us whether management considers funds from operations a key performance indicator. In this regard, we note Lamar Advertising’s discussion of this metric in its press release dated May 7, 2014. We may have further comments.

RESPONSE:

The Company’s management has introduced funds from operations (FFO) and adjusted funds from operations (AFFO) for the for the six month periods ending June 30, 2014 and 2013 due to Lamar Advertising’s preparation for potential election of REIT status for the taxable year beginning January 1, 2014 and currently considers FFO and AFFO key performance indicators. The Company has revised Management’s Discussion and Analysis on pages 35-39 to include these measures as well as the required disclosure in accordance with Item 10(e) of Regulation S-K.

13.	We refer to your non-GAAP measure acquisition-adjusted revenue. Please clarify that in calculating such measure you added to the prior period revenue derived from assets acquired in a subsequent period even though you did not own those assets during that prior period. Please also explain further how this measure is used to assess your organic growth. Please tell us what consideration you gave to also adjusting for divested billboards and nonrenewals of logo and transit contracts. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 35, 36, 38, 40 and 42 to clarify the manner in which acquisition adjusted revenue is calculated. The Company adds revenue derived from acquired assets during prior periods in which those assets were not owned by the Company so that the increase in revenue derived from the acquired assets in the current period is compared to the

Securities and Exchange Commission

August 19, 2014

baseline of revenue derived by those assets in the prior period. This presentation is intended to provide investors with a period over period comparison that reflects changes in revenue over the prior period results of those assets, reflecting organic growth (if any) in those assets during the period in which the assets were owned and managed by the Company. Similarly, the Company eliminates revenue from the prior period that was derived from assets that have been divested since that period and, therefore, would not be reflected in the current period. The Company confirms that it will include similar disclosure, as applicable, in future Exchange Act periodic reports.

14.	Please include disclosure that quantifies the amount and percentage of your revenue from your different display types, i.e. billboards, logo signs and transit advertising displays, and, if material, bulletins, posters and digital billboards. Please also disclose the amount and percentage of your revenue derived from your non-REIT assets and operations, i.e. derived from your taxable REIT subsidiaries. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has included additional disclosure on pages 58-59. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

15.	We note your disclosure on page 78 that your revenue growth is based upon many factors, including occupancy of advertising displays and advertising rates. Please revise to disclose your portfolio occupancy, average effective rent rates per foot/unit and geographic diversification for properties that you own and lease by type, i.e. display type. Please also disclose the relative impact of same site occupancy and rent rates on period to period changes. Please include similar disclosure in future applicable Exchange Act periodic reports.

RESPONSE:

In response to the Staff’s comment, the Company has revised the disclosure on pages 37, 39 and 41 to include the impact of rate and occupancy on period over period changes if material. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports. The Company respectfully advises the Staff that the Company’s management does not evaluate and measure performance utilizing average effective rent rates per foot/unit. The Company’s portfolio is highly diverse, both by geographic region and display type, resulting in significant differences in average rent rate per foot. As a result, average effective rent rate is not a meaningful performance indicator for the Company.

16.	We note your disclosure on page 17 of Lamar Advertising Company’s annual report on Form 10-K for the fiscal year ended December 31, 2013 that your lease agreements with the property owners of the 75,900 active outdoor sites are for varying terms ranging from month-to-month to a term of over ten years. Please tell us if a material portion of your leases are scheduled to expire in the future and how your lease expirations match up to your advertising contracts by display type. Please also tell what consideration you gave to including disclosure on expirations, referring to Item 15(f) of Form S-11 as a guide. We may have further comments.

Securities and Exchange Commission

August 19, 2014

RESPONSE:

In response to the Staff’s comment, the Company has included disclosure on pages 62 and 63 regarding lease and contract expirations. There is no material correlation between lease expirations and contract expirations, as contract terms are generally more variable and of shorter duration than the underlying leases. The Company confirms that it plans to include similar disclosure, as applicable, in future Exchange Act reports.

Liquidity and Capital Resources, page 84

Uses of Cash, page 87

17.	Please tell us if you capitalized personnel costs and/or interest costs within your capital expenditures line items. To the extent material, please separately quantify and disclose such costs capitalized for all periods presented and discuss fluctuation within your MD&A. In addition, please confirm that you will provide similar information in future periodic reports.

RESPONSE:

The Company does not capitalize personnel costs related to sales commissions or interest costs within its capital expenditure line items. Generally the Company outsources the labor necessary for capitalized improvements to its advertising structures. In its larger markets, the Company may perform these services in house resulting in capitalized direct labor in immaterial amounts.

Index to Exhibits

18.	Please submit all exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for us to review. The draft opinions should be filed on EDGAR as correspondence.

RESPONSE: N/A

Securities and Exchange Commission

August 19, 2014

19.	We note that you include “form of” exhibits in your Index to Exhibits. Please advise us if you do not intend on filing final, executed documents prior to effectiveness of the registration statement.

RESPONSE:

The Company confirms that the “form of” agreements that it files with the Registration Statement will be consistent with Instruction 1 to Item 601 of Regulation S-K. Furthermore, the Company will undertake to file any agreements to the extent they deviate materially from the “form of” version thereof.

Form 10-K of Lamar Advertising Company for the fiscal year ended December 31, 2013

Financial Statements

Notes to Consolidated Financial Statements

20.	Please tell us how you have complied with ASC 280-10-50-40 as it appears that you have operations both domestic and international.

RESPONSE:

The Company has not historically disclosed information about geographic areas pursuant to ASC 280-10-50-41 as it has determined that the amounts attributable to its international operations are immaterial. In response to the Staff’s comments, Lamar included the disclosure set forth below in footnote 13 to the notes to condensed consolidated financial statements (unaudited) in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2014. This disclosure is also included on page F-60 of Amendment No. 1. The Company intends to include similar disclosure, as applicable, in future Exchange Act reports.

Revenues from external customers attributable to foreign countries totaled $16,106 and $15,988 for the six months ended June 30, 2014 and 2013, respectively. Net carrying value of long lived assets located in foreign countries totaled $8,027 and $8,838 for the periods ended June 30, 2014 and December 31, 2013, respectively. All other revenues from external customers and long lived assets relate to domestic operations.

* * *

In connection with responding to the Staff’s comment, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Reports; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Reports (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

August 19, 2014

The Company respectfully believes that the proposed modifications to the Registration Statement, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please telephone the undersigned at (225) 926-1000.

Thank you for your attention to this matter.

Very truly yours,

/s/ Keith A. Istre

Keith A. Istre

cc:	Sean E. Reilly

Lamar Media Corp.

Stacie S. Aarestad

Edwards Wildman Palmer LLP